UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2021

Commission File Number: 001-38652

X Financial

(Exact name of registrant as specified in its charter)

7-8F, Block A, Aerospace Science and Technology Plaza

No. 168, Haide Third Avenue, Nanshan District

Shenzhen, 518067, the People’s Republic of China

+86-755-86282977

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Other Events

Submission of Matters to a Vote of Security Holders

On December 29, 2021, X Financial (the “Company”) held the Company’s 2021 Annual Meeting of Shareholders (the “Annual Meeting”) in Shenzhen China. The business item was acted upon by the Company’s shareholders at the Annual Meeting, which was approved by the shareholders. The voting results were as follows:

To elect the following person is elected as a director of the board of the Company, replacing Ding Gao.

Share Class	For	Against	Abstain
A1	51,125,532	7,900,668	172,491,743
B2	97,600,000	-	-

1.       Each Class A Ordinary Share is entitled to one vote per Share

2        Each Class B Ordinary Share is entitled to twenty votes per Share

On December 29, 2021, the Company issued a press release announcing the results of its Annual General Meeting of shareholders. A copy of the press release is attached hereto as exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1	Press Release, dated December 29, 2021, regarding results of Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

X Financial

By:	/s/ Yue (Justin) Tang
Name:	Yue (Justin) Tang
Title:	Chairman and Chief Executive Officer

Dated: December 29, 2021